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10026439

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49624

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seabury Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Maple Street
(No. and Street)

Summit	NJ	07901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John E. Luth 908-376-1506
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael R. Sullivan & Company, Certified Public Accountants, P.C.
(Name – *if individual, state last, first, middle name*)

1140 Franklin Avenue	Garden City	NY	11530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 01 2010
Washington, DC
121

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John E. Luth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seabury Securities LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CAROLE L. WEGMAN
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 9/6/2012

Carole L. Wegman
Notary Public

Signature

President & CEO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditors' report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Michael R. Sullivan & Company
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

1140 Franklin Avenue, Garden City, NY 11530 - 516-742-2324 - Fax: 516-742-0530

Independent Auditors' Report

To the Member
Seabury Securities LLC
Summit, New Jersey

We have audited the accompanying statement of financial condition of Seabury Securities LLC (the Company) as of December 31, 2009, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Seabury Securities LLC as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information on pages 11, 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Michael R. Sullivan & Company

Michael R. Sullivan & Company
Certified Public Accountants, P.C.

Garden City, New York
February 28, 2010

Seabury Securities LLC
Statement of Financial Condition
December 31, 2009

ASSETS

Current Assets		
Cash	$	983,924
Due from Affiliates		7,584
Total Current Assets		991,508
Other Assets		
Prepaid Expenses		17,973
Total Assets	$	1,009,481

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities		
Accounts Payable	$	3,686
Accrued Expenses		13,042
Due to Affiliates		89,834
Total Liabilities		106,562
Member's Equity		902,919
Total Liabilities and Member's Equity	$	1,009,481

See accompanying notes to financial statements.

Seabury Securities LLC
Notes to Financial Statements
December 31, 2009

Note 1 - Business Summary

Seabury Securities LLC (the "Company") is a registered broker/dealer and a member of the Financial Industry Regulatory Authority (FINRA). The Company does not clear securities transactions or carry customers' accounts on a fully disclosed basis. Accordingly, the Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and is exempt from the remaining provisions of that rule.

The Company provides financial advisory and investment banking services to aviation and related industries as well as small and medium sized corporations. Services consist of secured asset-based financings, private and public debt/equity offerings and placements, corporate finance and merger and acquisition advisory services.

Note 2 - Summary of Significant Accounting Policies

Statement of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, demand deposits and bank money market accounts with banks or financial institutions with original maturities of three months or less.

Income Taxes

The Company is a single member Limited Liability Company. Therefore, no provisions for federal or state taxes are made by the Company. A Member of a Limited Liability Company is individually taxed on its pro-rata share of the Company's earnings. The Company is liable for taxes in several states and New York City. Total tax expense for the year ended December 31,2009 is approximately $2,000.

Note 2 - Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission basic Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2009, the Company had net capital of $877,362 which was $627,362 in excess of its required net capital of $250,000. The Company's net capital ratio was .12 to 1 of aggregate indebtedness to net capital per its FOCUS Report.

Note 4 - Concentration of Credit Risk

The Company maintains cash in bank accounts which at times may exceed federally insured limits.

Note 5 - Related Party Transactions

Pursuant to a service agreement, the Company's affiliate provides various services and other operating assistance to the Company. These include professional fees, use of fixed assets, travel, insurance, subscriptions, taxes, personnel, benefits and other general and administrative services. The total amount incurred by the Company was approximately $790,211. No amount was due by the Company to the affiliate related to the service agreement as of December 31, 2009.

Note 6 - Affiliates

During the year, the Company finances certain operations of certain affiliates and receives advances from certain affiliates. These transactions are recorded on the Company's books as either a current asset or a current liability. No interest is receivable or payable. As of December 31, 2009 the Company was due approximately $7,600 from affiliates and had a liability of approximately $90,000 to other affiliates.

Michael R. Sullivan & Company
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

1140 Franklin Avenue, Garden City, NY 11530 - 516-742-2324 - Fax: 516-742-0530

**Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5**

To the Member
Seabury Securities LLC
Summit, New Jersey

In planning and performing our audit of the financial statements of Seabury Securities LLC (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordations of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Michael R. Sullivan & Company

Michael R. Sullivan & Company
Certified Public Accounts, P.C.

Garden City, New York
February 28, 2010

Seabury Securities LLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED December 31, 2009